Jackson L. Morris

Attorney at Law

Admitted in Florida and Georgia

October 12, 2021
Delivered by the EDGAR System

Office of Trade Services
Division of Corporation Finance
US. Securities and Exchange Commission
Washington, DC 20549

Attn:	Scott Anderegg and Katherine Bagley

Re:	CLStv Corp.
Amendment No. 3 to Offering Statement on Form 1-A
Filed October 12, 2021
File No. 024-11522

Ladies and Gentlemen:

Thank you for comments by telephone on Amendment No. 2 to the above referenced offering statement. Filed concurrently herewith is Amendment No. 3, both Parts I and II, to the above referenced offering statement responsive to your comments. Also, submitted as a non-public document is a copy of Part II of Amendment No. 3 marked to show changes from Amendment No. 2.

The registrant noticed yesterday the errors principally in the numbers of shares and dollar amounts as they relate to selling stockholders. The registrant believes that all such numbers have been corrected in both Part I and Part II of Amendment No. 3. Other corrections have also been made in Part I related the the aggregate offering amount, financial data and other items.

The number of shares set forth in the opinion re: legality filed with Amendment No. 2 as Exhibit 12 reflect the correct amounts for the registrant – 155,000,000 – and the selling stockholders – 45,000,000, for an aggregate of 200,000,000 shares and $20,000,000 offering price at $0.10 per share. Nevertheless, the opinion (redated) is being refiled as an exhibit to Amendment No. 3.

The registrant will appreciate your prompt review of the changes to Amendment No. 3.

Very truly yours,

Jackson L. Morris

cc:	Darryl M. Sanders, Chief Executive Officer, CLStv Corp.
CLStv Corp..
By email to darryl@creativeloungestudios.com

Admitted in Florida and Georgia

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